Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

Today at Xerox	No. 1790	9/28/2009

Xerox To Acquire Affiliated Computer Services

Today we announced a definitive agreement to acquire Affiliated Computer Services (ACS) in a cash and stock transaction valued at $63.11 per share or $6.4 billion as of the closing price of Xerox stock on Sept. 25. This acquisition will transform Xerox into the leading global enterprise for document and business process management, and will accelerate our growth in an expanding market.

The world’s largest diversified business process outsourcing (BPO) firm, ACS is a $6.5 billion company with revenue growth of 6 percent and new business signings of $1 billion in annual recurring revenue during its fiscal 2009.

“By combining our strengths in document technology with ACS’s expertise in managing and automating work processes, we’re creating a new class of solution provider,” said Ursula Burns, chief executive officer. “A game-changer for Xerox, acquiring ACS helps us expand our business and benefit from stronger revenue and earnings growth.

“We become a $22 billion global company, of which $17 billion is recurring revenue – a significant boost to our profitable annuity stream,” she added. “The revenue we generate from services will triple from $3.5 billion in 2008 to an estimated $10 billion next year.”

Under the terms of the agreement, ACS shareholders will receive a total of $18.60 per share in cash plus 4.935 Xerox shares for each ACS share they own. In addition, Xerox will assume ACS’s debt of $2 billion and issue $300 million of convertible preferred stock to ACS’s Class B shareholder. On an adjusted earnings basis, the transaction is expected to be accretive in the first year.

“We’re proud of our significant profitable growth over the past 20 years and our ability to manage our clients’ operations with a global infrastructure and workforce,” said Lynn Blodgett, president and chief executive officer, Affiliated Computer Services. “We also know that for ACS to expand globally and differentiate our offerings through technology, we need a partner with tremendous brand strength and leading innovation. Xerox offers that and more to bring our business to the next level while strengthening theirs.”

ACS’s expertise is in managing paper-based work processes and providing specialized BPO and information technology services for industries that range from telecommunications, retail and financial services to healthcare, education and transportation. Business process outsourcing is estimated to be a $150 billion market, growing at a rate of 5 percent per year. Through its multi-year contracts with more than 1,700 federal, state, county and local governments, ACS is the largest provider of managed services to government entities in the United States.

“When ACS was founded, we had a vision of becoming a best-in-class company by working harder than our competitors. More than 20 years and 74,000 employees later, as the world’s top BPO company, ACS has now found a partner to help us reach even greater heights,” said Darwin Deason, founder and chairman of ACS. “This is a tremendous outcome for ACS shareholders driven by the commitment of a strong management team and incredibly dedicated employees. At closing, I will become one of the combined company’s largest individual shareholders, and I intend to remain a long-term investor because I could not be more optimistic about the future of the combined company.”

Significant revenue growth; new solutions for our customers

This acquisition is expected to help Xerox achieve significant incremental revenue growth by leveraging our strong global brand and established client relationships to scale ACS’s business in Europe, Asia and South America. In addition, we will integrate our intellectual property with ACS’s services to create new solutions for end-to-end support of customers’ work processes.

We expect to achieve annualized cost synergies that will increase to the range of $300 million to $400 million in the first three years following the close of the transaction. The synergies are primarily based on expense reductions related to public company costs, procurement and using ACS’s expertise in back-office operations to handle some of our internal functions.

The transaction, which has been approved by the Xerox and ACS boards of directors, is expected to close in the first quarter of 2010. ACS will operate as an independent organization and initially will be branded ACS, a Xerox Company. It will be led by Lynn Blodgett, who will report to Ursula.

The acquisition is subject to customary closing conditions, including the receipt of domestic and foreign regulatory approvals and the approval of ACS and Xerox stockholders.

Ursula Burns will host a webcast to discuss the acquisition and answer your questions on Friday, October 2, at 11 a.m. EDT. Additional information has been posted on the WebBoard including details on ACS, the agreement, and information for your customers.

Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the Securities and Exchange Commission’s (SEC) Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Xerox’s proxy statement for its most recent annual meeting and ACS’s proxy statement for its most recent annual meeting, both as filed with the SEC. This material contains forward-looking statements which involve a number of significant risks and uncertainties.

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